

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Via Email
Richard A. Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

> **Re: DigitalTown, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-171402**

Dear Mr. Pomije:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note that your discussion of the Drawdown Equity Financing Agreement does not address the 4.99% ownership limitation on the investor in Section 7.2(g) of the agreement. Please note that you should provide a materially complete description of the agreement with Auctus Private Equity Fund, LLC. Revise your disclosures on pages 2 and 10 as well as the risk factors where appropriate. Refer to prior comment 6 of our letter dated January 19, 2011.

Exhibit 5.1

2.   We note that your legality opinion is dated December 22, 2010. Please file an updated legal opinion.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        James B. Parsons
        Parsons/Burnett/Bjordah/Hume, LLP